- 23 -                   #0142327
                                                 67453-31044
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                        (Amendment No. 19)
                    of S.G.I. Partners, L.P.

                          SCHEDULE 13D
                        (Amendment No. 9)
                               of
                    S.G.I. Partners, L.P. and
                        Peter R. Kellogg

                          SCHEDULE 13D
                        (Amendment No. 5)
                               of
                        Peter R. Kellogg

            Under the Securities Exchange Act of 1934

                    The Sherwood Group, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per Share
                 (Title of Class of Securities)

                            824380109
                         (CUSIP Number)

                      S.G.I. Partners, L.P.
                          120 Broadway
                    New York, New York 10271

                        Peter R. Kellogg
                          120 Broadway
                    New York, New York 10271

          (Name, address and telephone number of person authorized to receive notices and communications)

                        December 5, 1997
     (Date of event which requires filing of this statement)

Cusip No. 824380109
1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     S.G.I. Partners, L.P.
     112972100

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  ___
                                                  (b)  _X_

  3. SEC USE ONLY

  4. SOURCE AND AMOUNT OF FUNDS
     WC

  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)
     N/A

  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
Number of Shares Beneficially Owned by Each Reporting Person
With:

       7. SOLE VOTING POWER 4,000,000

       8. SHARED VOTING POWER 0

       9. SOLE DISPOSITIVE POWER 4,000,000

       10.SHARED DISPOSITIVE POWER 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.4%

14.  TYPE OF REPORTING PERSON - PN

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peter R. Kellogg
     SS# ###-##-####

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  _X_
                                                  (b)  ___

  3. SEC USE ONLY

  4. SOURCE AND AMOUNT OF FUNDS
     PF
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)
     N/A
  6. CITIZENSHIP OR PLACE OF ORGANIZATION - USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

       7. SOLE VOTING POWER
          1,000,0000
       8. SHARED VOTING POWER
          21,500
       9. SOLE DISPOSITIVE POWER
          1,000,000
       10.SHARED DISPOSITIVE POWER
          21,500
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,021,500
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.03%
14.  TYPE OF REPORTING PERSON - IN

Preliminary Note
     This statement constitutes (a) Amendment No. 19 to the Statement on Schedule 13D originally filed (the "Original Statement") by S.G.I. Partners, L.P., a Delaware limited partnership ("SGI"), (b) Amendment No. 9 to Schedule 13D filed by the group (subject to the following paragraph) comprised of S.G.I. and Peter R. Kellogg, and (c) Amendment No. 5 to Schedule 13D filed on behalf of Peter R. Kellogg.

     The filing of this Combined Statement/Amendment is not and shall not be deemed to be an admission that S.G.I. or Peter R.
Kellogg, comprise a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

     This Combined Statement/Amendment is being filed as a result of the execution of a Stock Purchase Agreement dated December 5, 1997 between The Sherwood Group, Inc. and IAT Reinsurance
Syndicate Ltd.  (The "Stock Purchase Agreement") See Item 6.

Item 1. Security and Issuer
     This Combined Statement/Amendment relates to the Common Stock, par value $.01 (the "Common Stock"), of The Sherwood Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10 Exchange Place, Jersey City, New Jersey, 07302.

Item 2. Identity and Background
     The persons filing this Combined Statement/Amendment are (a) S.G.I. and (b) Peter R. Kellogg. This statement contains information regarding shares of Common Stock owned by I.A.T. Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock, and the Peter R. and Cynthia K. Kellogg Foundation (the "Foundation"), a charitable entity of which Peter R. Kellogg is a trustee. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned personally and by IAT, and has shared dispositive and voting power with respect to the shares of Common Stock owned by the Foundation. Although shares of Common Stock owned by IAT and the Foundation may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that the Foundation and IAT, or any other person or persons refereed to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder. (the "Rules").


S.G.I.'s business address is:
          120 Broadway
          New York, New York 10271
The Foundation's business address is
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271
Mr. Kellogg's principal occupation is:
          Senior Managing Director
          Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271
IAT's address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

Item 3. Source and Amount of Funds or Other Consideration
     See Item 6.

Item 4. Purpose of Transaction
     If the transaction memorialized by the Stock Purchase Agreement is concluded, the Common Stock will be acquired by IAT for investment purposes only.
     Neither Mr. Kellogg, IAT, or the Foundation, as stockholders, have plans or proposals which related to or which would result in any of the actions in clauses (a) through (j) of
Item 4 of Schedule 13D.
     Mr. Kellogg, IAT and the Foundation, may determine to purchase additional shares of Common Stock at any time and from time to time subject to market and general economic conditions and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5. Interest in Securities of
     (a) As of December 12, 1997, S.G.I. beneficially owned directly an aggregate of 4,000,000 shares of Common Stock, constituting 31.4% of the 12,724,624 shares outstanding. As of December 12, 1997, Peter Kellogg beneficially owned directly and indirectly through IAT and the Foundation an aggregate of 1,021,500 shares of Common Stock, constituting 8.03% of the Common Stock outstanding. Of those shares, 650,000 were owned by Mr. Kellogg personally, 350,000 shares were owned by IAT, and 21,500 shares were owned by the Foundation.
     (b) S.G.I. has sole dispositive power with respect to the 4,000,000 shares that it owns. Peter R. Kellogg has sole dispositive power with respect to the 1,000,000 shares of Common Stock that he and IAT own, and Mr. Kellogg has shared dispositive and voting power with respect to the shares of Common Stock owned by the Foundation.
     (c) Other than the transaction memorialized by the Stock Purchase Agreement, there have been no transactions in the Common Stock of the issuer in the past sixty days.

Item 6. Contract Arrangements, Understandings or Relationships with respect to securities of the Issuer.
     The Sherwood Group, Inc. and IAT have entered into a Stock Purchase Agreement dated December 5, 1997. Under its terms, and subject to the satisfaction of conditions precedent including the expiration of any waiting period under the Hart Scott Rodino Antitrust Improvement Act of 1976, as amended, IAT shall purchase 1,500,000 shares of the Common Stock of the issuer.

Item 7.  Material to be filed as Exhibit.

     STOCK PURCHASE AGREEMENT Dated As Of December 5, 1997.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated:  December 12, 1997


______________________________
                                        Peter R. Kellogg
                              120 Broadway
                              New York, NY  10271





______________________________
                                        Carl H. Hewitt, President
                              SHD Capital Inc. - General
                              Partner of S.G.I. Partners, L.P.



















                    STOCK PURCHASE AGREEMENT

                  Dated as of December 5, 1997

                             between

                    THE SHERWOOD GROUP, INC.

                               and

                 IAT REINSURANCE SYNDICATE LTD.



















12/5/97
                    STOCK PURCHASE AGREEMENT


     This STOCK PURCHASE AGREEMENT dated as of December __, 1997 (the "Agreement") by and between THE SHERWOOD GROUP, INC., a Delaware corporation, having its principal office at 10 Exchange Place Centre, Jersey City, New Jersey 07302 ("Seller"), and IAT REINSURANCE SYNDICATE LTD., a corporation formed under the laws of the Commonwealth of Bermuda with offices at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda ("Buyer").

                            RECITALS:

     A. Buyer wishes to acquire 1,500,000 shares of the common stock, par value $.01 per share, of the Seller (the "Shares").

     B. Seller desires to issue to Buyer, the Shares, upon the terms and subject to the conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, the parties hereto, intending to be legally bound, agree as follows:


                           ARTICLE  I

                           DEFINITIONS

     Section 1.1. Definitions. (a) As used in this Agreement, the terms defined in the Preamble and the Recitals hereto shall have the respective meanings ascribed thereto, and the following terms shall have the meanings set forth below (such definitions to be applicable equally to the singular and plural forms thereof):

     "Change of Control": shall be deemed to have occurred if the board of directors of Seller approves and Seller executes and delivers a definitive agreement with a Person (i) to merge into or, consolidate with, or engage in a similar transaction with such Person where, as a result of such merger, consolidation, or similar transaction, the stockholders of Seller will own less than 50% of the outstanding shares of the survivor after such merger, consolidation or similar transaction or (ii) to sell all or substantially all Seller's assets to a Person or (iii) the stockholders of Seller approve a plan of complete liquidation of Seller.

     "Closing":  as defined in Section 7.1.

     "Closing Date":  as defined in Section 7.1.

     "Closing Documents": collectively, this Agreement and all other documents and instruments to be executed and delivered by Seller pursuant hereto, including the Registration Rights
Agreement.

     "GAAP": generally accepted United States accounting principles.

     "Governmental Authority": any nation or government, any state or other political subdivision thereof, any regulatory agency or body and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     "HSR": Hart Scott Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations issued thereunder.

     "Laws":   all federal, state, local and foreign laws,
ordinances, orders, rules and regulations (including, without limitation, those relating to discrimination in employment, occupational safety and health, trade practices, competition and pricing, product warranties, zoning, building and sanitation, toxic and chemical substances, employment, retirement and labor relations, product advertising and pollution, discharge, disposal and emission of wastes, materials and gases into the environment.

     "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

     "Registration Rights Agreement" means the Registration
Rights Agreement between Seller and Buyer dated the date of this Agreement respecting the registration of the Shares under the Securities Act.

     "Securities Act": the Securities Act of 1933, as amended, and any rules and regulations promulgated thereunder and any successor federal statute, rules or regulations.

     "Securities Exchange Act": Securities Exchange Act of 1934, as amended, and any rules and regulations promulgated thereunder and any successor federal statutes, rules or regulations.

     "SEC":  United States Securities and Exchange Commission.

     "Seller Reports":  as defined in Section 3.6.

     "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

     (b) Knowledge. To the extent that any representation, warranty or other provision in the Agreement is, by its terms, based upon or limited by the "knowledge" of Seller, that term signifies that no information has come to the attention of Seller or any of the president, executive vice president, senior vice president or vice president of Seller that would give such party actual knowledge or actual notice that such representation or warranty or the subject matter of such provision is not true, accurate or complete.


                           ARTICLE  II

                 ISSUANCE AND PURCHASE OF SHARES

     Section 2.1. Sale and Purchase of Shares. Seller hereby agrees to issue to Buyer, and Buyer hereby agrees to purchase and accept from Seller, the Shares upon the terms, conditions, representations, warranties, covenants and agreements set forth herein.

     Section 2.2. Purchase Price. The purchase price for the Shares is $19,312,500 (the "Purchase Price") payable to Seller in immediately available funds by wire transfer on the date this Agreement is executed by Seller and Buyer. Seller will return the Purchase Price to Buyer if the Closing does not occur prior to the termination of this Agreement.

     Section 2.3 Use of Proceeds. Pending the Closing, Seller may utilize the funds representing the Purchase Price for investment in its subsidiaries.



                          ARTICLE  III

            REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller represent and warrant to Buyer as follows:

     Section 3.1. Capitalization of Seller. The authorized capital stock of Seller consists of 51,000,000 shares, 1,000,000 of which are preferred stock, par value $.01 per share, none of which are outstanding, 50,000,000 shares of common stock, $.01 par value per share, of which 12,724,624 shares are issued and currently outstanding as of the date hereof and 845,898 of which are reserved at the date hereof for issuance for options granted or to be granted under The Sherwood Group, Inc. 1995 Stock Option Plan, as amended and 1,618,577 of which at the date hereof are held as treasury stock. All of the Shares when issued and paid for as provided in this Agreement will be fully paid and nonassessable.

     Section 3.2. Organization; Corporate Name. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     Section 3.3. Authority. No further corporate act or proceeding on the part of Seller is necessary to authorize this Agreement or the other Closing Documents or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes and, when executed and delivered, the other Closing Documents will constitute, valid and binding agreements of Seller enforceable against Seller in accordance with their respective terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally, and by general equitable principles affecting the availability of equitable relief.

     Section 3.4. No Violation. Neither the execution and delivery of this Agreement or the other Closing Documents, nor the consummation by Seller of the transactions contemplated hereby and thereby (i) will violate any statute, law, rule, regulation, order, writ, injunction or decree of any court or Governmental Authority applicable to Seller or any Subsidiary,
(ii) will require any authorization, consent, approval, exemption or other action by, or filing with or notice to, any court or Governmental Authority or any other Person, other than the filings with and approvals disclosed in Schedule 3.4, or (iii) will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the assets material to the business, assets or financial condition of Seller, under any term or provision of (a) the Restated Certificate of Incorporation, as amended, or By-laws of Seller, or (b) any material contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Seller or any Subsidiary is a party, or by which Seller or any Subsidiary, or any of their respective assets or properties may be bound.

     Section 3.5. Brokers or Finders. Neither Seller, nor any person acting on its behalf has employed any broker or finder or consultant, or has incurred any obligation or liability for any brokerage fees, commissions, finders' fees or consultants' fees in connection with the transactions contemplated by this Agreement, and no Person has or will have any right, interest or valid claim against or upon Buyer, for any such fee or commission.

     Section 3.6. SEC Reports; Financial Statements. Seller has filed all reports, registration statements and filings, together with any amendments required to be made thereto, required to be filed with the SEC under the Securities Exchange Act since January 1, 1993, including, but not limited to, Form 10-K, Form 10-Q and proxy statements, and will so file all such reports, statements and filings required after the date hereof (collectively, the "Seller Reports"). Included or to be included in the Seller Reports are the consolidated financial statements of Seller, which consist of the audited consolidated statement of condition at May 31, 1997, and the related consolidated statement of income and retained earnings and changes in financial position for the fiscal year then ended. Seller financial statements fairly presented, and the financial statements contained in the Seller Reports filed after the date hereof will fairly present, the financial position of Seller and its Subsidiaries (on a consolidated basis) as at the dates thereof and the results of operations and changes in financial position for the periods then ended in conformity with GAAP applied on a consistent basis (subject to any exceptions as to consistency specified in the financial statements, and, in the case of the interim financial statements, to normal recurring year-end adjustments). As of their respective dates, the Seller Reports referred to herein complied, or will comply, as the case may be, in all material respects with all rules and regulations promulgated by the SEC and did not, or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since May 31, 1997, neither Seller nor any of its Subsidiaries has suffered any change in its condition (financial or otherwise), properties, assets, liabilities, prospects, business or operations which have been, in any case or in the aggregate, materially adverse to Seller and its Subsidiaries taken as a whole.

     Section 3.7. Disclosure. No representation or warranty of Seller contained in this Agreement or fact disclosed in the Schedules of Seller hereto contains any untrue statement or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.


                           ARTICLE  IV

             REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller as follows:

     Section 4.1.  Status.  Buyer is a corporation, duly
organized, validly existing and in good standing under the laws of the Commonwealth of Bermuda and is an "accredited investor" as defined in Rule 501 of Regulation D of the Securities Act.

     Section 4.2. Validity. This Agreement and the Registration Rights Agreement constitute the valid, legal and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally, and by general equitable principles affecting the availability of equitable relief. No further corporate act or proceeding on the part of Buyer is necessary to authorize this Agreement and the Registration Rights Agreement or the consummation of the transaction contemplated thereunder by Buyer.

     Section 4.3. No Violation. Neither the execution and delivery of this Agreement and the Registration Rights Agreement, nor the consummation by Buyer of the transactions contemplated hereby and thereby (i) will violate any statute, law, rule, regulation, order, writ, injunction or decree of any court or Governmental Authority applicable to Buyer or any Subsidiary or Peter R. Kellogg, (ii) will require any authorization, consent, approval, exemption or other action by, or filing with or notice to, any court or Governmental Authority or any other Person, other than the filings with and approvals disclosed in Schedule 4.3, or (iii) will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the assets material to the business, assets or financial condition of Buyer, under any term or provision of (a) the basic corporate documents of Buyer, or (b) any material contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Seller, or any Subsidiary, or Peter R. Kellogg is a party, or by which Buyer or any Subsidiary or Peter R. Kellogg, or any of their respective assets or properties may be bound.

     Section 4.4.  Governmental Filings.   Except as provided in
Schedule 4.3., no notices, reports or other filings are required to be made by Buyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Buyer from, any Governmental Authorities of the Commonwealth of Bermuda, the several states of the United States or any foreign jurisdictions or any other Person in connection with the execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby.

     Section 4.5.  Brokers and Finders.  Except as set forth in
Schedule 4.4, neither Buyer nor any person acting on its behalf has employed any broker, finder or consultant, or incurred any obligation or liability for any brokerage fees, commissions, or finders' fees or consultants' fees in connection with the transactions contemplated by this Agreement, and in any event no Person has or will have any right, interest or valid claim against or upon Seller for any such fee or commission.

     Section 4.6. Ownership of Shares. Inclusive of 1,021,500 shares of Common Stock of Seller owned by Peter R. Kellogg and the Shares, Peter R. Kellogg will not be deemed to be beneficially own more than 2,521,500 shares of Common Stock of Seller upon consummation of the Closing. All the voting securities of Buyer are beneficially owned by Peter R. Kellogg. For purposes of this Agreement, the term beneficially own or beneficially owned shall have the meaning given such term in Rule 13d-3 of the rules and regulations of the SEC under the Securities Exchange Act.

     Section 4.7.  Investment Intent.

               (i)  Buyer is able to bear the economic  risk
                    of   an   investment  in   the   Shares,
                    including   the  loss  of   the   entire
                    investment.

               (ii) Buyer  has  prior substantial investment
                    experience, including investments in non-registered securities.

               (iii)      Buyer  is fully familiar with  the
                    affairs of Seller.

               (iv) Buyer  has been afforded the opportunity
                    to ask questions of, and receive answers
                    from,  directors and executive  officers
                    of  Seller concerning Seller, the  terms
                    and  conditions of the offering  of  the
                    Shares  and  any additional  information
                    requested  by  Buyer.   Buyer  has  been
                    furnished with all information and all documents which Buyer has requested.

               (v) Neither the offer nor the sale of the Shares is being registered under the Securities Act or the securities laws of any state. The Shares are being offered and sold in reliance on exemptions from registration under the Securities Act and the various state securities laws for transactions not involving any public offering. Accordingly, none of the Shares can be sold, pledged, hypothecated or otherwise transferred (each individually a "Transfer") by Buyer unless and until each is registered under the Securities Act and the securities laws of each applicable state or an exemption from registration pursuant to the Securities Act and such laws is available to Buyer.

               (vi) Seller is relying on exemptions from the
                    various  federal  and  state  securities
                    laws which depend, in part, upon Buyer's
                    investment   intent   and    upon    the
                    information Buyer has set forth in  this
                    Agreement.  This Agreement is  delivered
                    to    Seller   by   Buyer    with    the
                    understanding and intent that Seller will rely on the representations and warranties of Buyer contained in this Agreement and with Buyer's consent to such reliance.

               (vii)      The Shares are being purchased  by
                    Buyer for its own account for investment
                    and  not  for distribution or resale  or
                    fractionalization thereof  or  reselling
                    thereof  or any part thereof within  the
                    meaning of the Securities Act other than
                    in compliance therewith or in accordance
                    with an exemption therefrom.  Buyer will
                    not  Transfer  any of the Shares  unless
                    they are registered under the Securities
                    Act  and  the  securities laws  of  each
                    applicable state or unless an  exemption
                    from each such registration is available
                    for  such  Transfer, and  such  Transfer
                    will  not  violate  the  terms  of  this
                    Agreement  or  the  Shares.   Buyer  has
                    adequate  means  of  providing  for  its
                    current   needs  and  possible  business
                    contingencies  and  has  no   need   for
                    liquidity of this investment in the Shares.

               (viii)     Buyer specifically represents with
                    respect  to  the offer and sale  of  the
                    Shares  to  it that it has not  received
                    any  advertisement, article,  notice  or
                    other  communication  published   in   a
                    newspaper, magazine, or similar media or
                    broadcast over television or radio,  nor
                    has   Buyer  attended  any  seminar   or
                    meeting to which Buyer has been invited by any general solicitation or general advertising representing such offer or sale.

               (ix) Buyer  understands that  the  offer  and
                    sale   of   the  Shares  has  not   been
                    registered under the Securities Act, nor
                    pursuant  to  the  provisions   of   the
                    securities  or other laws of  any  other
                    applicable  jurisdictions,  in  reliance
                    upon the exemption for private offerings
                    contained   in  Section  4(2)   of   the
                    Securities  Act  and the  laws  of  such
                    jurisdictions.   Buyer  is  fully  aware
                    that the Shares, sold to Buyer are being
                    sold  in  reliance upon such  exemptions
                    based   upon   Buyer's  representations,
                    warranties  and  agreements.   Buyer  is
                    fully aware of the restrictions on sale,
                    transferability  and assignment  of  the
                    Shares,  and  that Buyer must  bear  the
                    economic  risk  of an investment  herein
                    for an indefinite period of time because
                    the offer and sale of the Shares has not
                    been registered under the Securities Act
                    and,  therefore,  the Shares  cannot  be
                    offered  or  sold unless the Shares  are
                    subsequently   registered   under    the
                    Securities Act or an exemption from such registration is available.

               (x) Buyer is making the investment hereunder for Buyer's own account and not for the account of others and for investment purposes only and not with a view to or for the transfer, assignment, resale or distribution thereof, in whole or in part. Buyer has no present plans to enter into any such contract, undertaking, agreement or arrangement.

               (xi) The  representations and  warranties  in
                    this Section of this Agreement shall survive the Closing Date.

               (xii)      The  address set forth in  Section
                    10.7  for  Buyer  is  Buyer's  true  and
                    correct  residence,  and  Buyer  has  no
                    present intention of becoming a resident
                    of   any   other   country,   state   or
                    jurisdiction prior to its purchase of the Shares.

               (xiii)     Buyer acknowledges that Seller and
                    its officers and agents have made no representations or warranties, whether orally or in writing, or express or implied, as to the financial condition, assets, operations, business, prospects or condition of Seller other than as set forth in this Agreement and the Seller Reports.

               (xiv)      Buyer understands the meaning  and
                    legal   consequences  of  the  foregoing
                    representations  and  warranties,  which
                    are  true  and correct as  of  the  date
                    hereof  and will be true and correct  as
                    of  the date of Buyer's purchase of  the
                    Shares  purchased  hereby.   Each   such
                    representation   and   warranty    shall
                    survive such purchase.

               (xv) Each  of  the  certificates representing
                    the Shares shall bear substantially the following legend:

                           "THE  SHARES  EVIDENCED  BY  THIS
                    CERTIFICATE  HAVE  NOT  BEEN  REGISTERED
                    UNDER  THE  SECURITIES ACT OF  1933,  AS
                    AMENDED, AND HAVE BEEN ACQUIRED  BY  THE
                    PURCHASER FOR INVESTMENT PURPOSES.  SAID
                    SHARES  MAY  NOT BE SOLD OR  TRANSFERRED
                    UNLESS  (A)  THEY  HAVE BEEN  REGISTERED
                    UNDER  SAID  ACT,  OR (B)  THE  TRANSFER
                    AGENT (OR THE COMPANY IF THEN ACTING  AS
                    ITS  TRANSFER  AGENT) IS PRESENTED  WITH
                    EITHER A WRITTEN OPINION SATISFACTORY TO
                    COUNSEL FOR THE COMPANY OR A "NO-ACTION'
                    OR    INTERPRETIVE   LETTER   FROM   THE
                    SECURITIES  AND EXCHANGE  COMMISSION  TO
                    THE EFFECT THAT SUCH REGISTRATION IS NOT
                    REQUIRED UNDER THE CIRCUMSTANCES OF SUCH
                    SALE OR TRANSFER."


     Section 4.8. Disclosure. No representation or warranty of Buyer contained in this Agreement or fact disclosed in the Schedules of Buyer hereto contains any untrue statement or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.


                           ARTICLE  V

           CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS

     The obligations of Buyer hereunder are subject to the satisfaction or fulfillment, at or prior to the Closing Date, of each of the following conditions, any or all of which may be waived in whole or in part by Buyer:

     Section 5.1. Representations and Warranties True on the Closing Date. The representations and warranties of Seller set forth in Article III of this Agreement, and the statements contained in the Schedules of Seller hereto or in any other Closing Document delivered by Seller pursuant to this Agreement, shall be true and correct in all material respects when made and as of the Closing Date as though made or given on and as of the Closing Date, except for any changes contemplated or permitted by the terms of this Agreement or otherwise consented to in writing by Buyer.

     Section 5.2. Compliance With Agreement. Seller shall have performed and complied in all material respects with each obligation and covenant required to be performed or complied with by Seller at or prior to the Closing Date pursuant to the terms of this Agreement, including delivery of the Closing Documents specified in Section 7.2, which shall be in form and substance satisfactory to Buyer's counsel.

     Section 5.3. Absence of Suit. No action, suit or proceeding before any court or any Governmental Authority shall have been commenced or threatened, and no investigation by any Governmental Authority shall have been commenced, against Buyer, Seller, or any of their respective affiliates, (i) seeking to restrain, prohibit or enjoin the consummation of the transactions contemplated hereby or to change any of the terms thereof, (ii) questioning the validity, legality or enforceability of any such transactions, or (iii) seeking damages in connection with any such transactions.

     Section 5.4. Consents and Approvals. All filings required to be made prior to the Closing Date by Seller with, and all material consents, approvals, waivers and authorizations required to be obtained prior to the Closing Date by Seller and/or Seller's Subsidiaries from, Governmental Authorities or other Persons in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Buyer or Seller, including without limitation, the approval of any regulatory body shall have been made or obtained (as the case may be).

     Section 5.5. Actions Satisfactory. The form and substance of all actions, proceedings, instruments and documents required to consummate the transactions contemplated by the Agreement shall be satisfactory in all reasonable respects to Buyer and its counsel.

     Section 5.6. HSR Act. Any waiting period applicable to the consummation of the sale of the Shares to Buyer under the HSR Act shall have expired or been terminated.

     Section 5.7. Registration Rights Agreement. Seller shall have executed and delivered to Buyer the Registration Rights
Agreement.


                           ARTICLE  VI

          CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS

     The obligations of Seller hereunder are subject to the satisfaction or fulfillment, at or prior to the Closing Date, of the following conditions:

     Section 6.1. Representations and Warranties True on the Closing Date. The representations and warranties of Buyer set forth in Article IV of this Agreement shall be true and correct in all material respects when made and as of the Closing Date as though made or given on and as of the Closing Date.

     Section 6.2. Compliance With Agreement. Buyer shall have performed and complied in all material respects with each agreement and obligation required to be performed or complied with by it at or prior to the Closing Date pursuant to the terms of this Agreement, including the delivery of the Closing Documents specified in Section 7.3, which shall be in form and substance satisfactory to Seller's counsel.

     Section 6.3. Absence of Suit. No action, suit or proceeding before any court or any Governmental Authority shall have been commenced or threatened, and no investigation by any Governmental Authority shall have been commenced, against Buyer or Seller or any of their respective affiliates, (i) seeking to restrain, prohibit or enjoin the consummation of the transactions contemplated hereby or to change any of the terms thereof, (ii) questioning the validity, legality or enforceability of any such transactions, or (iii) seeking damages in connection with any such transactions.

     Section 6.4. Consents and Approvals. All filings required to be made prior to the Closing Date by Buyer with, and all material consents, approvals, waivers and authorizations required to be obtained prior to the Closing Date by Buyer from, Governmental Authorities or any other Person in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Buyer or Seller shall have been made or obtained (as the case may be).

     Section 6.5. Actions Satisfactory. The form and substance of all actions, proceedings, instruments and documents required to consummate the transactions contemplated by this Agreement shall be satisfactory in all reasonable respects to Seller and his counsel.

     Section 6.6. HSR Act. Any waiting period applicable to the consummation of the sale of the Shares to Buyer under the HSR Act shall have expired or been terminated.


                          ARTICLE  VII

                             CLOSING

     Section 7.1. Closing Date. The closing of the acquisition of the Shares and the consummation of the transactions contemplated by the Agreement (the "Closing") shall take place at the offices of Crummy, Del Deo, Dolan, Griffinger & Vecchione, One Riverfront Plaza, Newark, New Jersey, at 10:00 a.m. on January 31, 1998 or at such other time and place as may be mutually agreed upon by the parties (the "Closing Date"). All proceedings to take place on the Closing Date shall be deemed to take place simultaneously and no delivery shall be deemed to have been made until all such proceedings have been completed.

     Section 7.2.  Documents to be Delivered by Seller.  At the
Closing, Seller shall deliver to Buyer the following documents:

          (a)  Stock Certificates.  Certificates representing the
Shares registered in the name of Buyer.

          (b) Compliance Certificate. A certificate signed by Seller to the effect that the representations and warranties of Seller set forth in Article III of this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as though made or given on and as of the Closing Date (except for changes contemplated or permitted by the terms of this Agreement or consented to in writing by Buyer), and that Seller have performed and complied in all material respects with each obligation and covenant required to be performed or complied with by Seller on or prior to the Closing Date.

          (c) Good Standing Certificates. A good standing certificate of current date of Seller, from the Secretary of State of the State of Delaware.

          (d) Secretary's Certificates. Certificate, dated the Closing Date, executed by the Secretary of Seller, which shall identify by name and title and bear the signature of each officer thereof authorized to execute any Closing Document to be executed and delivered on behalf of Seller, pursuant to the terms of this Agreement and shall have attached to it as exhibits (i) a copy of the By-laws, as amended, of the Seller, and (ii) a copy of the Certificate of Incorporation, as amended, of the Seller certified by the Secretary of State of the state of its formation as of a recent date.

          (e)  Opinion of Counsel.  The opinion of Crummy, Del
Deo, Dolan, Griffinger & Vecchione, P.C., counsel to Seller, addressed to Buyer dated the Closing Date, in form reasonably satisfactory to Buyer and its counsel.

          (f) Other Documents. All other documents, instruments or writings required to be delivered to Buyer at or prior to the Closing pursuant to the terms of this Agreement, including the Registration Rights Agreement have been executed and delivered by Seller.

     Section 7.3.  Documents to be Delivered by Buyer.  At the
Closing, Buyer shall deliver to Seller the following documents:

          (a) Compliance Certificate. A certificate signed by Buyer to the effect that the representations and warranties of Buyer set forth in Article IV of this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as though made or given on and as of the Closing Date (except for changes contemplated or permitted by the terms of this Agreement or consented to in writing by Seller), and that Buyer has performed and complied in all material respects with each obligation and covenant required to be performed or complied with by Buyer on or prior to the Closing Date.

          (b) Good Standing Certificate. A copy of the basic corporate documents of Buyer certified by the appropriate governmental authority of the Commonwealth of Bermuda as of a recent date.

          (c) Opinion of Counsel. The opinion of counsel to Buyer addressed to Seller, dated the Closing Date, in form reasonably satisfactory to Seller and its counsel.

          (d) Other Documents. All other documents, instruments or writings required to be delivered to Seller at or prior to the Closing Date pursuant to this Agreement.



                          ARTICLE  VIII

                   TERMINATION AND ABANDONMENT

     Section 8.1. Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of Buyer and Seller.

     Section 8.2. Termination by Buyer or Seller. This Agreement may be terminated at any time prior to the Closing Date by Buyer or Seller (i) if the Closing has not occurred on or before January 31, 1998, unless the party seeking to invoke this subclause (i) is then in material breach of any of its obligations hereunder; (ii) if a court of competent jurisdiction or any Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable, or (iii) if the other party shall have breached or failed to comply in all material respects with its representations, warranties, covenants and agreements contained in this Agreement; provided, however, that if such breach or failure is reasonably capable of being cured on or before January 31, 1998 and such party commences such cure as soon as practicable and diligently prosecutes (subject to any other limitations of this Agreement) such cure, such party shall be entitled to postpone the Closing Date for a period reasonably sufficient to effect such cure to the reasonable satisfaction of the party asserting such breach or failure, but in no event beyond January 31, 1998.

     Section 8.3. Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party hereto (or, in the case of Seller, any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, provided that, if this Agreement is so terminated by a party because one or more of the conditions to such party's obligations hereunder is not satisfied as a result of the other party's willful failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies for breach of contract or otherwise, including, without limitation, damages relating thereto, shall also survive such termination unimpaired. If this Agreement is terminated without a Closing, Seller will return the Purchase Price received by Seller to Buyer upon the date of such termination.


                           ARTICLE IX

                        REPURCHASE RIGHT

     In the event a Change of Control occurs within sixty (60) days after a Closing, Seller shall have the right upon ten (10) days notice to Buyer after a Change of Control to repurchase the Shares for the Purchase Price plus interest at the rate of twelve per cent (12%) per annum on the Purchase Price from the date of payment by Buyer to Seller to the date the Purchase Price is returned to Buyer plus the out-of-pocket expenses of Buyer incurred in connection with this Agreement. Buyer shall tender certificates representing the Shares duly endorsed for transfer to Seller or its designee upon payment of the above amount to Buyer.



                           ARTICLE  X

                    MISCELLANEOUS AND GENERAL

     Section 10.1. Schedules. The Schedules referenced in this Agreement constitute an integral part hereof. Information set forth in the Schedules specifically references the article or section of this Agreement to which such information relates and shall not be deemed to have been disclosed with respect to any other article or section of this Agreement or for any other purpose.

     Section 10.2. Further Assurances. Seller and Buyer hereby agree to execute and deliver such other documents and instruments, and take such other actions, as may be necessary or desirable in order to consummate and implement the transactions contemplated by this Agreement.

     Section 10.3. Parties-in-Interest; Assignment. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and assigns. Buyer may not assign its rights and obligations under this Agreement to any third party without the consent of Seller.

     Section 10.4. Governing Law. The validity, interpretation, enforceability and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey.

     Section 10.5. Amendment and Modification. The parties may amend, modify and supplement this Agreement only by a writing signed by all parties.

     Section 10.6. Waiver of Conditions. The conditions to the respective obligations of Buyer and Seller to consummate the transactions contemplated hereby are for the sole benefit of such party and may be waived by such party in whole or in part.

     Section 10.7. Notices. All notices, requests, demands and other communications hereunder shall be in writing and delivered personally or sent by express overnight or certified mail, postage prepaid, or by facsimile transaction:

     if to Buyer:   IAT Reinsurance Syndicate Ltd.
               41 Cedar Avenue
               Cedar House,
               Hamilton, Bermuda
               Facsimile:  441-292-8666

               If to Buyer at PO Box:

               IAT Reinsurance Syndicate Ltd.
               PO Box 1179
               Hamilton HMEX, Bermuda

     with a copy to:

               Peter R. Kellogg
               120 Broadway
               New York, New York 10271
               Facsimile:  (212) 433-7294


     if to Seller:  The Sherwood Group, Inc.
               10 Exchange Place Centre
               15th Floor
               Jersey City, NJ 07302-3913
               Facsimile:  (973) 946-4510

     with a copy to:

               Crummy, Del Deo, Dolan, Griffinger & Vecchione
               A Professional Corporation
               One Riverfront Plaza
               Newark, New Jersey 07102-5497
               Attention:  Frank E. Lawatsch, Jr. Esq.
               Facsimile:  (973) 639-6249

or to such other persons or addresses as may be designated in writing by the party to receive such notice.

     Section 10.8. Publicity. Prior to the Closing Date, neither Buyer nor Seller shall issue or make, or cause to be issued or made, any announcement or written statement for dissemination to the public concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other, except such as may be required to be made by law or by regulation of any Governmental Authority, and then only, to the extent practicable, after prior consultation by the party required to make such announcement or statement with the other parties hereto concerning the timing and content of such announcement or other statement. Both parties hereto acknowledge that Seller will issue a press release and, if it so determines, make a filing with the SEC respecting this Agreement and the Registration Rights Agreement.

     Section 10.9. Transfer Taxes. Any excise, transfer or other similar tax imposed with respect to the transactions provided for in this Agreement, and any interest or penalties-related thereto, shall be paid by Buyer; and Buyer shall indemnify and hold Seller harmless from and against any such tax, interest or penalty that may be assessed against Seller.

     Section 10.10. Expenses. Whether or not the transactions contemplated hereby are consummated, each of the parties shall bear its own expenses (including, without limitation, the expenses of its brokers, accountants, counsel and other agents) in connection with the transactions contemplated hereby, except as is otherwise provided for in this Agreement or as may otherwise be agreed to in writing by the parties.

     Section 10.11. Entire Agreement. This Agreement (including the Schedules thereto), constitutes the entire agreement between the parties hereto with respect to the transactions contemplated hereby, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein or therein.

     Section 10.12.  Counterparts.  This Agreement may be
executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Section 10.13.  Captions.  The article, section and
paragraph captions herein are for convenience of reference only, do not constitute a part of this Agreement, and shall not be deemed to limit or otherwise affect any of the provisions hereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

                                 THE SHERWOOD GROUP, INC.


                                 By:
                                   Name:  Arthur Kontos
                                   Title: President and Chief
Executive Officer


                                   IAT REINSURANCE SYNDICATE LTD.



                                   Name:  Peter R. Kellogg
                                  Title:    President